02022280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 6-3-02

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MAY 30 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2001 (MM/DD/YY) AND ENDING 3/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wellington Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18650 W. Corporate Drive, Suite 300
(No. and Street)

Brookfield (City) WI (State) 53045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garret T. Nakama (262)792-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company
(Name – *if individual, state last, first, middle name*)

115 W. 84th Street, Suite 400 (Address) Milwaukee (City) WI (State) 53214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Garret Nakama, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Investment Services Corp., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/Controller

Title

Laurie J. Wirth

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wellington Investment Services Corporation
Brookfield, Wisconsin

We have audited the accompanying balance sheet of Wellington Investment Services Corporation as of March 31, 2002 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the wholly owned subsidiary of Wellington Investment Services Corporation is stated at cost in the accompanying financial statements. Accounting principles generally accepted in the United States of America require that the subsidiary be presented on the consolidated basis. Had the wholly-owned subsidiary been recorded on the consolidated basis of accounting, the consolidated net loss for the year ended March 31, 2002 would be decreased by approximately $24,955 and the company's consolidated equity at March 31, 2002 would be increased by approximately $47,929.

In our opinion, except for the effects of the matter discussed in the preceeding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington Investment Services Corporation as of March 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow Krause & Company LLP

Milwaukee, Wisconsin
May 17, 2002

WELLINGTON INVESTMENT SERVICES CORPORATION

BALANCE SHEET
March 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 69,147
Accounts receivable	
Commissions	110,118
Brokers	13,990
Prepaid expenses	65,863
Total Current Assets	259,118
PROPERTY AND EQUIPMENT	
Office furniture and equipment	181,220
Less: Accumulated depreciation	172,297
Net Property and Equipment	8,923
INVESTMENTS AND OTHER ASSETS	
Investment in subsidiary	5,000
Other assets	3,300
Restricted cash	50,769
Total Investments and Other Assets	59,069
TOTAL ASSETS	$ 327,110

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 77,426
Accounts payable	
Affiliates	3,441
Other	23,267
Customer deposits	35,045
Total Current Liabilities	139,179
STOCKHOLDER'S EQUITY	
Common stock, $1 par value per share	1,000
56,000 shares authorized	
1,000 shares issued and outstanding	
Additional paid-in capital	549,122
Accumulated deficit	(362,191)
Total Stockholder's Equity	187,931
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 327,110

See accompanying notes to financial statements.

WELLINGTON INVESTMENT SERVICES CORPORATION

STATEMENT OF OPERATIONS
Year Ended March 31, 2002

COMMISSIONS	$ 2,069,172
COSTS AND EXPENSES	
Commissions	1,600,478
Operating and administrative	540,677
Depreciation and amortization	7,207
Total Costs and Expenses	2,148,362
Loss from Operations	(79,190)
OTHER INCOME (EXPENSE)	
Interest income	13,263
Interest expense	(184)
Other expense	(3,363)
Net Other Income	9,716
NET LOSS	$ (69,474)

See accompanying notes to financial statements.

WELLINGTON INVESTMENT SERVICES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended March 31, 2002

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCES, March 31, 2001	1,000	$ 1,000	$ 513,622	$ (292,717)	$ 221,905
2002 net loss	-	-	-	(69,474)	(69,474)
Stockholder contribution	-	-	35,500	-	35,500
BALANCES, March 31, 2002	1,000	$ 1,000	$ 549,122	$ (362,191)	$ 187,931

See accompanying notes to financial statements.

WELLINGTON INVESTMENT SERVICES CORPORATION

STATEMENT OF CASH FLOWS
Year Ended March 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (69,474)
Adjustments to reconcile net loss to net cash flows from operating activities	
Depreciation	7,207
Changes in assets and liabilities	
Accounts receivable	12,883
Prepaid expenses	(5,024)
Restricted cash	50,066
Commissions payable	(21,175)
Accounts payable	17,784
Customer deposits	35,045
Net Cash Flows from Operating Activities	27,312
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(1,518)
Net Cash Flows from Investing Activities	(1,518)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder contribution	35,500
Net Cash Flows from Financing Activities	35,500
Net Change in Cash and Cash Equivalents	61,294
CASH AND CASH EQUIVALENTS - Beginning of Year	7,853
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 69,147

Supplemental cash flow disclosures	
Cash paid for interest	$ 184

See accompanying notes to financial statements.

WELLINGTON INVESTMENT SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS
March 31, 2002

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Wellington Investment Services Corporation is a wholly-owned subsidiary of Wellington Management Corporation. The company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The company is engaged in the sale of securities of third parties. The company is also engaged in the sale of limited partnership units, limited liability corporation (LLC) units and preferred stock of related parties.

Estimates

The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Subsidiary

The company owns 100% of Wellington Insurance Services, Inc. The wholly-owned subsidiary is stated at cost, and has not been consolidated in the accompanying financial statements.

Accounts Receivable

The company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Depreciation

Depreciation of property and equipment is computed over estimated useful lives ranging from five to seven years using the straight-line method.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $21,955 for the year ended March 31, 2002.

Commission Revenues and Expenses

For contingent offerings, commission revenues and the related commission expenses are recognized at the time the investment's escrow agent distributes sales commissions to the company. All other commission revenues and related expenses are recognized on a trade date basis.

Deferred Income Taxes and Income Tax Expense

The company is a member of a controlled group that files a consolidated tax return for federal income tax purposes. The consolidated group has no tax liability due to losses incurred and net operating loss carryovers available to the group. Each member of the controlled group; however, files a separate state income tax return and is responsible for the resulting state income tax expense.

NOTE 2 - Cash Segregated Under Federal Regulations

At March 31, 2002, included in cash and cash equivalents there was $35,045 cash of segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - Fully Disclosed Clearing Agreement and Restricted Cash

The company has an agreement with a broker/dealer whereby that broker/dealer will execute and clear security transactions for the company on a fully disclosed basis. Under the terms of the agreement, the company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect. The company has also agreed to regulatory arbitration and waived its right to court remedies in the event of any disputes between the clearing broker/dealer and itself. The company has deposited $50,769 with the clearing broker/dealer to assure the company's performance under the agreement.

NOTE 4 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the company is subject to the Uniform Net Capital Rule which requires that net capital, as defined, shall be at least the greater of $50,000 or 6.67% of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At March 31, 2002, the company had net capital of $65,854 and a net capital requirement of $50,000. The ratio of aggregate indebtedness to net capital was 211.3%.

NOTE 5 - Related Party Transactions

The company had the following transactions with various entities related by common ownership for the year ended March 31, 2002.

Commission revenues received from affiliates	$	88,413
Insurance expense reported on insurance policies purchased from Wellington Insurance Services, Inc.	$	30,011

Balance due to affiliate at March 31, 2002 is as follows:

Wellington Management Corporation	$	3,441

NOTE 6 - Deferred Income Taxes and Income Tax Expense

At March 31, 2002, the company had a state net operating loss carryover of approximately $493,000 which expires in the years 2009 through 2015.

The deferred tax asset related to this net operating loss carryover is approximately $35,000 at March 31, 2002. A valuation allowance has been provided for the entire amount of the deferred tax asset due to the uncertainty of the future utilization of the net operating loss carryover.

NOTE 7 - Commitments and Contingencies

During fiscal 2002, a former customer filed a claim against the company for negligence related to an investment not authorized by the company made by a broker of the company on the customer's behalf. The customer sought to recover approximately $50,000 from the broker and/or the company. Subsequent to March 31, 2002, the pre-trial hearing was conducted, and subsequent to May 17, 2002 the parties agreed to settle the claim. In accordance with the settlement, the company has agreed to pay the former customer $23,000 in fiscal 2003.

SUPPLEMENTAL INFORMATION

VirchowKrause &company

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Wellington Investment Services Corporation
Brookfield, Wisconsin

We have audited the financial statements of Wellington Investment Services Corporation as of and for the year ended March 31, 2002, and have issued our report thereon dated May 17, 2002, presented in the first section of this document. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
May 17, 2002

WELLINGTON INVESTMENT SERVICES CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
Year Ended March 31, 2002

NET CAPITAL COMPUTATION	
Stockholders' equity at end of year	$ 187,931
Non-allowable assets	(122,077)
NET CAPITAL	$ 65,854
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregated indebtedness)	$ 9,283
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
COMPUTATION OF AGGREGATED INDEBTEDNESS	
Total liabilities	$ 139,179
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	
	211.3%

RECONCILIATION WITH FOCUS REPORT

The following table presents the adjustments to the computation of net capital in this report from the March 31, 2002 unaudited FOCUS Report Part IIA of Wellington Investment Services Corporation:

	Unaudited FOCUS Part IIA	Adjustments	Final
Total capital and allowable subordinated liabilities	$ 187,769	$ 162	$ 187,931
Deduction of total nonallowable assets	74,424	47,653	122,077
Net capital before haircuts on securities positions	113,345	(47,491)	65,854
Haircut on investments	0	0	0
Net Capital	$ 113,345	$ (47,491)	$ 65,854

WELLINGTON INVESTMENT SERVICES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
March 31, 2002

The company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wellington Investment Services Corporation
Brookfield, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Wellington Investment Services Corporation (the "company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the Unites States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the fourth paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be should not be used by anyone other than these specified parties.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
May 17, 2002

WELLINGTON INVESTMENT SERVICES CORPORATION

Brookfield, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

March 31, 2002

WELLINGTON INVESTMENT SERVICES CORPORATION

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